VIA EDGAR

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HSBC Investor Funds (the “Trust”)
Request for Withdrawal of Post-Effective Amendment No. 124 to the Trust’s
Registration Statement (File Nos. 33-07647 and 811-04782)

Ladies and Gentlemen:

          On behalf of the Trust, I request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of Post-Effective Amendment No. 124 (“PEA 124”) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR on March 1, 2010 (Accession Number: 0000930413-10-001207), because PEA 124 was filed in error. This request is in accordance with a discussion I had with Mr. Frank Dalton of the Commission staff on March 10, 2010, and is filed pursuant to Rule 477(a) under the Securities Act of 1933, as amended. No securities have been issued or sold pursuant to PEA 124.

          No fee is required in connection with this filing. Should you have any questions regarding this filing, please contact the undersigned at 704.339.3151.

Very truly yours,

/s/ Frederick H. Sherley